		EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three Months Ended
	March 31,
	2007	2006
Income from continuing operations	$36,985	$32,592

Add:
Portion of rents representative of the interest factor	257	243
Interest on indebtedness	36,473	34,437
Out-of-market mortgage adjustment	1,770	1,826
Preferred Dividends	4,728	2,525
Net income as adjusted	$80,213	$71,623

Fixed charges:
Interest on indebtedness	$36,473	$34,437
Out-of-market mortgage adjustment	1,770	1,826
Capitalized interest	5,855	809
Preferred Dividends	4,728	2,525
Portion of rents representative of the interest factor	257	243
Fixed charges	$49,083	$39,840

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
CHARGES AND PREFERRED DIVIDENDS	1.63	1.80

Net income available to common shareholders	$46,657	$52,084
Depreciation and amortization	34,036	32,449
Gain on sale of property	(14,945)	(18,699)
Funds from operations	65,748	65,834
Add:
Portion of rents representative of the interest factor	257	243
Preferred dividends	4,728	2,525
Interest on indebtedness	36,473	34,437
Out-of-market mortgage adjustment	1,770	1,826
Funds from operations as adjusted	$108,976	$104,865

RATIO OF FUNDS FROM OPERATIONS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS	2.22	2.63